Exhibit 4.17


                          SEVENTH AMENDMENT TO THE
                     AMERICAN STORES RETIREMENT ESTATES
                             (1994 RESTATEMENT)



     The American Stores Retirement Estates is hereby amended in the following respects.

     A. Section 5.4(e) shall be amended to read as follows:

          A Participant or Eligible Employee, as applicable, may elect to exchange up to one hundred percent (100%) of the amounts accrued in such individual's Accounts once each calendar day among any of the Investment Funds currently offered by the Committee and currently available to such individual. A Participant or Eligible Employee shall effect such an exchange in the manner prescribed by the Committee. Notwithstanding the foregoing, a Participant or Eligible Employee may not elect to exchange amounts into or out of the American Stores Company Stock Fund if the result would be to effect an incoming exchange within 30 days of an outgoing exchange or an outgoing exchange within 30 days of an incoming exchange. To the extent there is insufficient liquidity in the Trust, transactions described in this
     Section 5.4(e) may be suspended for a term certain or queued on a first come - first serve basis as such liquidity is restored.

The foregoing amendment shall be effective October __, 1997.

In Witness Whereof, this instrument of amendment is executed this ____ day of _______1997.

                                    American Stores Company

                                    By:
                                       ------------------------------------
                                    Chairman, Benefit Plans Committee and
                                    Senior Vice President, American Stores
                                    Company